Exhibit 3.30

CERTIFICATE OF FORMATION

OF

CAROLINAS JV HOLDINGS GENERAL, LLC

Under Section 18-201 of the Delaware Limited Liability Act

1.	The name of the limited liability company is Carolinas JV Holdings General, LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Carolinas JV Holdings General, LLC this 19th day of March, 2008.

/s/ Timothy R. Parry
Timothy R. Parry, Organizer

State of Delaware Secretary of State Division of Corporations Delivered 12:59 PM 03/19/2008 FILED 12:45 PM 03/19/2008 SRV 080333836 – 4521157 FILE